UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FERRARI MERGER SUB, INC.

(Offeror)

FERRARI GROUP HOLDINGS, L.P.

(Parent of Offeror)

FERRARI INTERMEDIATE, INC.

FERRARI PARENT, INC.

FERRARI GROUP HOLDINGS GP, LLC

ADVENT INTERNATIONAL CORPORATION

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(Cusip Number of Class of Securities)

James Westra

Ferrari Merger Sub, Inc.

c/o Advent International Corporation

800 Boylston Street

Boston, Massachusetts, 02199

(617) 951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Amanda McGrady Morrison

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,620,826,552	$210,384

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 49,553,291 shares of common stock, par value $0.001 per share, of Forescout Technologies, Inc. (“Forescout”) (including shares of common stock subject to vested stock-based awards) multiplied by the offer price of $29.00 per share; (ii) 2,346,485 shares of common stock subject to outstanding stock options with an exercise price that is less than the offer price, multiplied by $17.08, which is the offer price of $29.00 minus the weighted average exercise price per share of such stock options of $11.92 per share; and (iii) 4,955,281 shares of common stock subject to outstanding unvested stock-based awards multiplied by the offer price of $29.00. The calculation of the filing fee is based on information provided by Forescout as of July 13, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210,384	Filing Party: Ferrari Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ferrari Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership, with the U.S. Securities and Exchange Commission on July 20, 2020 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Forescout Technologies, Inc., a Delaware corporation, at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 20, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent such Item incorporates by reference the information in the Offer to Purchase, is hereby amended and supplemented as set forth below.

The information set forth in “Section 9 — Source and Amount of Funds” is hereby amended and supplemented by adding the following as a new paragraph after the 11th paragraph in such section:

“Purchaser received an amended and restated debt commitment letter (the “Amended and Restated Debt Commitment Letter”), which amends and restates the Debt Commitment Letter by adding Ares Capital Management LLC, TC Lending, LLC, TDL Lending, LLC, Series 14 and Northwestern Mutual Investment Management Company, LLC as Debt Financing Sources. Except for the addition of Debt Financing Sources, the material terms of the Debt Commitment Letter remain unchanged and in full force and effect. Any references to the Debt Commitment Letter herein refer to the Amended and Restated Debt Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO.”

The information set forth in “Section 9 — Source and Amount of Funds” is hereby amended and supplemented by replacing the reference to “Exhibit (b)(1)” in the 13th paragraph of such section with “Exhibit (b)(2).”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(b)(2) Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp., Ares Capital Management LLC, TC Lending, LLC, TDL Lending, LLC, Series 14 and Northwestern Mutual Investment Management Company, LLC to Purchaser.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

FERRARI MERGER SUB, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS, L.P.

By: Ferrari Group Holdings GP, LLC, its general partner

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI INTERMEDIATE, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI PARENT, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS GP, LLC

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

ADVENT INTERNATIONAL CORPORATION

By:	/s/ James Westra
Name:	James Westra
Title:	Chief Legal Officer, General Counsel, and Managing Partner